Nova Roma, Inc.
A Delaware Corporation

Financial Statement and Independent Auditor's Report
July 13, 2023 (Inception)

NOVA ROMA, INC.

TABLE OF CONTENTS



To the Board of Directors of
Nova Roma, Inc.
Nashville, TN

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statement of Nova Roma, Inc. (the "Company") which comprise the balance sheet as of July 13, 2023 (inception), and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of July 13, 2023 (inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not commenced planned principal operations and has not generated revenues or profits. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's

ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
September 7, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

NOVA ROMA, INC.
BALANCE SHEET
As of July 13, 2023 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-

TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Accounts Payable	$	-
Total Current Liabilities		-

Stockholder's Equity:

Preferred stock, $0.00001 par value, 60,000,000 shares authorized, 0 shares issued and outstanding as of July 13, 2023; liquidation preference of $0 as of July 13, 2023 (inception)		-
Common stock, $0.00001 par value, 80,000,000 shares authorized, 60,000,000 shares issued and outstanding as of July 13, 2023		600
Accumulated deficit		(600)
Total Stockholder's Equity		-

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of this financial statement.

- 3 -

NOTE 1: NATURE OF OPERATIONS

Nova Roma, Inc. (the "Company") was formed on July 13, 2023 under the laws of Delaware. The Company will create filmed content and intends to produce a documentary series for release on streaming platforms. The Company is 100% owned by its parent company, Root Cause, LLC (the "Parent").

As of July 13, 2023 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Significant Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company's industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of July 13, 2023 (inception), the Company has no cash and cash equivalents.

Subscription Receivable
The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to the stockholder's equity/(deficit) on the balance sheet.

Revenue Recognition
Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of July 13, 2023 (inception).

Organizational Costs
In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2023 tax year remains open to examination.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of July 13, 2023 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDER'S EQUITY

Capital Structure
The Company's certificate of incorporation authorized the Company to issue 140,000,000 shares consisting of 80,000,000 shares of common stock with par value of $0.00001 per share and 60,000,000 shares of preferred stock with par value of $0.00001 per share. All shares of preferred stock are designated as Series CF preferred stock.

Preferred Stock
As of July 13, 2023 (inception), no share of preferred stock was issued and outstanding.

The holders of preferred stock shall have the following rights and preferences:

Voting Rights
The holders of the preferred stock shall not be entitled to vote on any matter except as required by a non-waivable provision of the general corporation law. As to all matters for which voting by class is specifically required by the general corporation law, each outstanding share of preferred stock shall be entitled to one vote.

Dividend Rights
All dividends amount declared shall first be paid only to holders of preferred stock until the preferred distribution threshold (120% of the original issuance price) is satisfied. Then, upon satisfaction of the preferred distribution threshold, all further dividend amounts declared shall be distributed among the holders of the shares of preferred stock and common stock, pro rata based on the number of shares held by each such holder.

Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, before any payment is made to the holders of common stock the holders of shares of preferred stock then outstanding shall be entitled to be paid, on a cumulative basis, an amount equal to 120% of the original issue price for each share of preferred stock held.

In the event of any voluntary or involuntary liquidation, dissolution or winding of the Company or deemed liquidation event, after the payment of all the preferential amounts required to be paid to the holders of shares of preferred stock, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of the shares of preferred stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the terms of the certificate of incorporation immediately prior to such liquidation, dissolution or winding up of the Company.

Redemption
Any shares of preferred stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold,

or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of preferred stock following any such redemption.

Conversion
The shares of preferred stock are not convertible into or exchange for any other property or securities of the Company.

Common Stock
As of July 13, 2023 (inception) 60,000,000 shares of common stock were issued and outstanding.

At the inception date, the Company issued 60,000,000 shares of common stock to its Parent in exchange for the contribution of certain content, associated intellectual property, subsidiary and ancillary rights, and associated revenue streams from such, which were valued at par value as there were no associated historical costs incurred by the Parent and the fair value of such was not readily determinable and deemed to be de minimis.

The holders of common stock are entitled to one vote for each share of common stock held and are subject to the rights and preferences of preferred stock.

NOTE 5: RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company issued 60,000,000 shares of common stock to its Parent in exchange for certain assets.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

General
While there is no currently known pending legal proceedings and regulatory actions, the Company could become subject to legal proceeding or regulatory actions in the ordinary course of business. The Company does not anticipate any legal proceedings or regulatory actions that could have a material adverse effect on its business, financial condition or results of operations.

Content Distribution Agreement
The Company entered into a content distribution agreement. As payment for the certain rights conveyed in that agreement, the Company agreed to a revenue sharing arrangement after the recoupment of certain costs by the counterparty and certain deductions. After the deductions, the remaining net revenues will be split 66.67% to the Company and 33.33% to the counterparty. The

Company also agreed to pay a share of all net revenues the Company may derive from social media clip licenses after certain deductions at the same rates.

NOTE 8: SUBSEQUENT EVENTS

The Company formed Nova Roma Funding, LLC (the "Crowdfunding Entity") on August 18, 2023. The Company serves as the manager and the Crowdfunding Entity. The Crowdfunding Entity will undertake the limited purpose of acquiring, holding, and disposing of securities issued by the Company.

Management has evaluated all subsequent events through September 7, 2023, the date the financial statement was available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statement.